UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

May 2002

TSAKOS ENERGY NAVIGATION LIMITED
(Exact name of Registrant as specified in its charter)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

This document contains 8 pages. The exhibit index is located in page 2.

EXHIBIT INDEX

1. Press Release of the Company, dated May 23, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2002

TSAKOS ENERGY NAVIGATION LIMITED

By: /s/ Nikolas P. Tsakos
Nikolas P. Tsakos
President

Exhibit 1

19 November 2001
TSAKOS ENERGY NAVIGATION ON COURSE TO A RECORD YEAR

Today, TSAKOS ENERGY NAVIGATION LIMITED (TEN) formerly MIF LIMITED, reported unaudited results for the third quarter and first nine months of 2001, which have been prepared in accordance with the International Accounting Standards.

Revenues on a time charter basis for the first nine months of 2001 were $75.12 million, representing an increase of 20.6% over the $62.29 million generated in the first nine months of 2000. Income from operations reached $48.65 million or a 22.2% improvement from the like period of 2000. Income before depreciation rose to $34.09 million for the first nine months of 2001 or 28.7% above the year earlier level. Net income grew to $18.22 million for the first nine months of 2001 versus $11.03 million for the first nine months of 2000, a 65.2% increase.

Revenues on a time charter basis for the third quarter of 2001 were $24.32 million or virtually unchanged from the $24.72 million generated in the third quarter of 2000. Income from operations was $14.53 million in the third quarter of 2001 down 11.8% from levels of the third quarter of 2000. The $1.95 million decline reflected special costs of approximately $1.38 million arising from the revision of two dry docking schedules, repairs and spares, and a provision against insurance claims. Income before depreciation was $7.65 million for the third quarter of 2001 versus $12.46 in the year earlier quarter. Net income for the third quarter of 2001 was $2.29 million versus $7.27 million in the third quarter of 2000. Both Income before depreciation and Net income were impacted by a non cash charge of $3.77 million for fair value adjustments of interest rate swaps as of 30 September 2001.

Net income, but not cash flow, was sharply impacted during the third quarter by a provision for unrealized losses related to interest rate swaps contracted on July 27, 2001. TEN has interest rate swaps under which fixed rates are paid while floating rates are collected in amounts of $45 million (nominal principal) with two years duration and $100 million (nominal principal) with three years duration. These contracts provide certainty of interest paid so long as they remain open. However, in the event of early termination a gain or loss is realized. Since these contracts are not qualified as hedges, IAS 39 requires that changes in the fair value be recognized currently in earnings. The fair value of the interest rate swaps was a negative $3.77 million at 30 September 2001, which has been applied against income for the quarter and nine months ended 30 September 2001.

TEN has a fleet of sixteen tankers (including one chartered-in Aframax) comprising 1,420,000 DWT with an average tonnage age of approximately nine years. Next year it plans to take delivery of four new buildings (three Suezmaxes and one Aframax). Additionally, it has the option to acquire several new building contracts including one Suezmax, one Aframax and four Panamaxes.

The economic outlook for the balance of 2001 has become even hazier and somewhat less positive. The U.S. economy may experience a mild recession while the highly important Japanese economy is clearly in reverse gear. The reversals in these economies have sharply impacted the Pacific Rim and Latin American communities. Europe's growth has also moderated. The combined effects of these developments have reduced present and prospective demand for oil and petroleum products. OPEC has responded with a series of production cuts and is currently proposing worldwide export cutbacks of up to two million barrels per day.

Within this environment of substantial uncertainties our views regarding TEN's prospects for the balance of 2001 remain constructive. Ten of the vessels are on time charter through the end of the year. Three vessels are at floating rates, which adjust periodically based on prevailing spot market rates under evergreen agreements, while the remaining three vessels operate in the spot market. We believe that revenues during the fourth quarter of 2001 should approach those of the fourth quarter of 2000, operating expenses should experience modest increases, and interest costs should be constrained. Overall we anticipate that 2001 results will reflect a successful year for TEN.

The information in this press release contains forward-looking statements. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example words such as "may", "will", "should", "estimates", "predicts", "potential", "continue", "strategy", "believes", "anticipates", "plans", "expects", "intends", and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. The following factors are among those that could cause actual results and the timing of certain events to differ materially from the forward-looking statements and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions; demand for oil and petroleum product substitutes; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry regulations; changes in the typical seasonal variations in tanker charter rates; actions taken by OPEC and major oil producers and refiners; our potential inability to renew or replace long-term charter contracts; global and regional political and economic conditions; developments in international trade; interest rate and currency exchange volatility; ability of shipyards to deliver newbuildings on a timely and satisfactory basis; changes in seaborne and other transportation patterns; and availability of qualified officers and crews.

COMPARATIVE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30th, 2001 & 2000

	Nine Months Ended		
	September 30th		% Change
	2001	2000	
	--- Millions ---		
-Net revenues (time charter basis)	$75.120	$62.295	+20.6
Less: Operating, G&A expenses	26.467	22.481	+17.8
Income from operations	48.653	39.815	+22.2
Less: Net Interest Expense	10.788	13.334	-19.1
Depreciation	15.878	15.451	+2.8
Net income before Fair Value Adjustments	21.987	11.029	+99.4
Less Fair Value Adjustments	3.770	-	N.A.
NET INCOME	18.217	11.029	+65.2
Per share data*			
Income per share (before depreciation)1	$3.54	$2.69	
Net Income per share1	$1.89	$1.12	
Book value2	$17.68	$15.40	
*Shares outstanding			
1 for the period (weighted)	9,636,165	9,827,523	
2 at June 30 (actual)	9,628,857	9,824,758	

COMPARATIVE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30th, 2001 & 2000

	Three Months Ended		
	September 30th		% Change
	2001	2000	
	--- Millions ---		
-Net revenues (time charter basis)	$24.315	$24.724	-1.7
Less: Operating, G&A expenses	9.788	8.248	+18.7
Income from operations	14.527	16.476	-11.8
Less: Net Interest Expense	3.109	4.015	-22.6
Depreciation	5.358	5.188	+3.3
Net income before Fair Value Adjustments	6.060	7.273	-16.7
Less Fair Value Adjustments	3.770	-	N.A.
NET INCOME	2.290	7.273	-68.5
Per share data*			
Income per share (before depreciation)1	$0.79	$1.27	
Net Income per share1	$0.24	$0.74	
Book value2	$17.68	$15.40	
*Shares outstanding			
1 for the period (weighted)	9,628,857	9,824,855	
2 at June 30 (actual)	9,628,857	9,824,758	